EXHIBIT 12.2

PACIFICORP

STATEMENTS OF COMPUTATION OF RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(IN MILLIONS OF DOLLARS)

	Three Months Ended June 30, 2006		Years ended March 31,

			2006		2005		2004		2003		2002

Fixed Charges, as defined:*
Interest expense	$69.2		$279.9		$267.4		$256.5		$270.3		$228.1
Estimated interest portion of rentals charged to expense	2.2		9.6		8.7		9.8		7.0		10.2
Preferred dividends of wholly owned subsidiaries	—		—		—		18.5		47.7		45.3

Total fixed charges	71.4		289.5		276.1		284.8		325.0		283.6
Preferred stock dividends as defined:*	0.8		3.2		3.5		5.3		12.2		20.3

Total fixed charges and preferred dividends	$72.2		$292.7		$279.6		$290.1		$337.2		$303.9

Earnings, as defined:*
Income (loss) from continuing operations	$42.6		$360.7		$251.7		$249.0		$142.0		$293.4
Add (deduct):
Provision for income taxes	23.4		199.4		168.5		144.5		97.2		176.1
Minority interest	(0.1)		0.2		0.4		—		—		0.1
Undistributed loss (income) of less than 50% owned affiliates	—		—		—		—		—		—
Fixed charges as above	71.4		289.5		276.1		284.8		325.0		283.6

Total earnings	$137.3		$849.8		$696.7		$678.3		$564.2		$753.2

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.9	x	2.9	x	2.5	x	2.3	x	1.7	x	2.5	x

* Fixed charges represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividends of wholly-owned subsidiaries. Preferred stock dividends represent preferred dividend requirements multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations. Earnings represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.